EmteqLP

Invest in the **First Facial-Sensing Tech** for Smart Glasses

Our patented sensor platform is the first to turn smart glasses into behavior-sensing devices by capturing thousands of subtle facial muscle movements in real time. This unlocks applications in health and wellbeing, medical research, consumer sentiment, and AR/VR/XR. Our platform can even provide behavioral nudges in response to real-time data.

INVEST NOW | SEC Filings | Offering Circular | Investor Education

$1.25 Share Price	**$1,000** Min. Investment
$7M Raised	**$4M** Grants Awarded



OPPORTUNITY

Wearables Are a $84B Market[1]. **XR Could Exceed $3 Trillion[2].**

Wearables are already a massive $84B market, and smart glasses are the fastest-growing category, expanding 200% each year. But this is just the beginning.

Most wearables track motion, heart rate, or sleep, but they can't tell users why they feel or behave a certain way. Emteq holds the patents for the sensing tech that smart glasses need to deliver real value. As the giants race to dominate the platform, we control a key piece they don't have.



"Smart glasses are going to replace smartphones the same way smartphones replaced computers"
Mark Zuckerberg



Meta is scaling production of smart glasses to **10 million units per year**



Experts project the XR market will reach **$3 trillion** in the coming years

Apple and Google are building **XR products**, including smart glasses

Clients & Partners





















Liverpool John Moores University · University of Glasgow · University of Cambridge · University of Ontario Institute of Technology · University of Sussex · University of Portsmouth · ICRC · Brunel University London · University of Waterloo · University of Surrey · Cardiff University

INNOVATION

The First Tech to **Measure All-Day Facial Expressions** —And Change Behavior

emteq
labs
OCOsensor

Our patented sensor platform is the first to turn smart glasses into behavior-sensing devices by capturing thousands of subtle facial muscle movements in real time. This unlocks applications in health and wellbeing, medical research, consumer sentiment, and AR/VR/XR.

35
Patents (27 granted)

36
Peer-reviewed publications confirming sensor accuracy and expression analysis, used by neuroscience researchers to study facial responses and emotions in real-world settings.







Stanford · University of Cambridge · Northeastern University · University of Sussex

Collaboration with top universities like Stanford, Northeastern, and Cambridge





LEARN MORE ABOUT HOW THIS TECHNOLOGY WORKS.







emteq
Transforming lives through
real-time facial data

Download our investor brief to see our full business plan.

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BUSINESS MODEL

3 Revenue Streams: **Research. Products. Licensing.**

Emteq generates revenue through a three-tier model designed for long-term growth. We advance our core technology through paid research services. We validate in market by launching targeted consumer products. And we scale by licensing our technology. We're already seeing traction in each category.


Research & Services

- ✓ R&D partnership with one of the world's **top gaming companies.**
- ✓ Research partnerships with leading international universities and labs, including Stanford, Northeastern, and Cambridge University.
- ✓ Global distribution **deal with Brain Products**, a leading neuroscience technology provider.


Products

- ✓ Our first diet product shows **91% of users improved** their eating behavior.
- ✓ Our partnership with Sussex University and early validation on depression opens the door to the $14B mood monitoring market.
- ✓ In October we start development of a platform for autism emotion and social interaction training with leading expert Prof. Sir Simon Baron-Cohen.


Licensing

- ✓ 27 patents issued with broad coverage of optical flow sensing for facial expressions in eyewear.
- ✓ Passed technical review and now in contract negotiations with one of the biggest players in XR.
- ✓ In technical review with one of the world's largest consumer electronics companies.




PRODUCTS

The First Wearable **That Measures How You Eat** and **Automatically Logs Food**

Our first consumer product—Sense Eyewear—targets diet because it's a huge problem, our tech fits into lightweight eyewear, and the $274B market is wide open. Poor diet is the world's top health risk, but current wearables can't reliably collect the most basic data: what we eat and how we eat it.

28
Tracks 28 diet metrics like chewing speed and distracted eating through 2.8M data points

91%
of users slowed eating, which is linked to better weight and gut health

12x
Logs meals 12x easier than phones



Only Emteq technology can measure the 4 critical daily diet inputs[1]	Emotions[2]	Behaviour	Activity	Food Eaten
Emteq	✓	✓	✓	✓
Smartphone	✓ Indirect data or surveys	✗	✓ Indirect data or surveys	✓ Manually logged
Watch	✗	✗	✓	✗
Ring	✗	✗	✓	✗
CGM	✗	✗	✗	✓

The First Wearable **That Tracks How You Feel**

1 in 5 people live with a mental health disorder, but we still rely on occasional check-ins and self-reported surveys.

Our smart glasses will change that:

 Passively track emotional responses throughout the day

 Automatically tag mood to people, places, and activities



Only Emteq technology can measure the 4 critical daily diet inputs[1]



Emotions[2] | Behaviour | Activity | Food Eaten







1. Other factors influencing diet and weight don't vary across the day, such as metabolism, sleep, age, genetics, and medical conditions.
2. Watches, rings, and phones use indirect measures to try to measure stress and other emotions (HR, HRV, sweat response, phone activity, voice, surveys, etc.).

Spot patterns in what improves—or worsens— mental states

ROADMAP

The Road to Category Leadership in **Wearable Health**

Built to lead in Health, Wearables, and XR. With the funds from this raise, we will pursue critical milestones in our three revenue categories.

- ✓ Launch smart glasses + behavior change platform in the consumer market
- ✓ Launch product partnerships in diet and wellness
- ✓ Expand recurring revenue from research services
- ✓ Expand clinical studies to support additional health use cases
- ✓ Launch sensor miniaturization development program
- ✓ Advance early licensing & development deals



Research Services
Medical/ Telepresence
Film Sentiment/ Gaming / Food R&D
AR Sentiment/ Hands-Free Input
Product Partnerships
Product Testing
Sensor Miniaturization
Sentiment Product Launch
Diet Product Launch
Emotion Product Launch
Licensing & Royalties
Evaluation
Advances / Royalties
Paid Dev Programs
2025
2026
2027
2028
2029

EXIT POTENTIAL

How Breakthrough Innovations **Power Big Tech**

Many of today's breakthrough technologies began with startups like ours. When major tech companies need new capabilities such as facial data, emotion tracking, or input interfaces, they first look to acquire the innovators who have already built them versus taking the longer path of developing the solutions in-house.



Lesser-known companies for a specific technology or function they can incorporate into their product

PrimeSense
Beats
DeepMind
CTRL-Labs

Select AR Acquisitions

Company	Acquirer	Price
Raxium	**Google**	~$1,000M
North	**Google**	~$180M
CTRL-labs	**Meta**	~$800M
Beat Games	**Meta**	~$100M's
Within	**Meta**	~$100M's
NextVR	**Apple**	~$100M
Mira Labs	**Apple**	~$50-100M
WaveOptics	**Snap**	~$500M
NextMind	**Snap**	~$80M



emteq
Transforming lives through real-time facial data

Download our investor brief to see our full business plan.

Enter your email

DOWNLOAD DECK

HOW IT WORKS

From Facial Movement to **Measurable Change**

Emteq's patented optical flow sensors fit into any smart eyewear and measure subtle facial muscle movements with extreme precision, unlocking insight into diet, emotion, and behavior.



Sensing

Tiny sensors embed in glasses frames to track subtle facial muscle movements.



Interpretation

Data is processed by our AI for patterns like chewing speed, emotional state, or distracted behavior.



Response

The system delivers in-the-moment nudges – like a gentle buzz to slow down eating – designed to reinforce healthier lifestyles.



Insight

Our AI processes millions of data points each day to deliver unique insights based on your personal goals.



PERKS

Get Investor Exclusive Benefits

Emteq's patented optical flow sensors fit into any smart eyewear and measure subtle facial muscle movements with extreme precision, unlocking insight into diet, emotion, and behavior.

Early Investor Share Bonus

X%

INVEST NOW

LIMITED TIME LEFT TO INVEST 29 Days | 10 Hrs | 5 Mins | 23 Secs

Invest
$1,000+

Receive
5%
Bonus Shares

Invest
$2,500+

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8%
Bonus Shares

- Early access to investor-only product updates
- Exclusive virtual demo session of the Emteq device with the product team

Invest
$5,000+

Receive
12%
Bonus Shares

- Priority access to beta hardware/software tests, and limited-edition investor merchandise

Invest
$10,000+

Receive
15%
Bonus Shares

- Private virtual briefing with the product team

Invest
$50,000+

Receive
25%
Bonus Shares

- VIP on-site lab tour and dinner with the founders

INVEST NOW   **INVEST NOW**   **INVEST NOW**   **INVEST NOW**   **INVEST NOW**

TEAM

Deep Expertise in Eyewear, Emotion, and AI/ML

Our leadership brings together deep technical expertise and real-world product experience — from academic research labs to consumer hardware giants.



Steen Strand
CEO

Former head of SnapLab, Snap Inc.'s augmented reality eyewear division and Snap's hardware-related investments and acquisitions. Previously founded and built consumer product startups including ICON Aircraft. MSME (Product Design), Stanford. AB Economics, Harvard.



Dr. Charles Nduka
Founder & Chief Science Officer

Surgeon and leading authority on the face. Multi-award winning researcher, author of over 100 scientific papers and over 20 patents. Founded Emteq Labs to improve the delivery of personalized remote therapy using objective sensor data. MA, Oxford. MBBS, University of London. MD Imperial College.



Dr. Hristijan Gjoreski
CTO

Professor, scientist and AI researcher, focused on application of AI algorithms to build intelligent systems and applications. Selected as top 2% scientist worldwide for last year, Best Young Scientist in Macedonia for 2017, and award winner of ML competitions. Author of >100 papers on human behavior and emotion AI.

Press Coverage

  

IEEE Spectrum · mobihealthnews · HIT CONSULTANT · TECH TIMES · Forbes · BUSINESS INSIDER · WIRED · IEEE Spectrum · mobihealthnews · HIT CONSULTANT · TECH TIMES · Forb

FAQs

1. Why invest in startups?   ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?   ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?   ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?   ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?   ✕

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

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7. When will I get my investment back?

The Common Stock (the "Shares") of Emteq Labs (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

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8. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

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9. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

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10. What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

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11. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

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12. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

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13. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

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14. What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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emteq labs

Sources

1. https://www.grandviewresearch.com/industry-analysis/wearable-technology-market
2. https://www.researchnester.com/reports/extended-reality-market/4863
3. https://pubmed.ncbi.nlm.nih.gov/26100137/
4. https://www.mdpi.com/2072-6643/12/4/1080
5. https://www.nhlbi.nih.gov/health/metabolic-syndrome
6. https://papers.ssrn.com/sol3/papers.cfm?abstract_id=5090165
7. https://pmc.ncbi.nlm.nih.gov/articles/PMC6357517/

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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